July 17, 2025

Jaspreet Mathur
Chief Executive Officer
Limitless X Holdings Inc.
9777 Wilshire Blvd. #400
Beverly Hills, CA 90210

       Re: Limitless X Holdings Inc.
           Amendment No. 4 to Offering Statement on Form 1-A
           Filed July 11, 2025
           File No. 024-12574
Dear Jaspreet Mathur:

       We have reviewed your amended offering statement and have the following comment.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 24, 2025 letter.

Amendment No. 4 to Offering Statement on Form 1-A
The Offering, page 61

1. We note the following disclosure: "As of July 1, 2025, a total of 145,000 shares of
       Series D Preferred Stock are issued and outstanding." We also note your disclosure under Item 1 in Part I of the offering statement stating that there are 385,214 Series D
       Preferred outstanding. Please clarify the discrepancies, or advise. July 17, 2025
Page 2

       Please contact Eddie Kim at 202-551-8713 or Taylor Beech at 202-551-4515 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Laura M. Holm